TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

El Niño Ventures Identifies New Copper Mineralized Zone on Properties in the Democratic Republic of Congo (DRC)

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New copper mineralized zone identified.

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Airborne geophysics survey well underway.

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5,000 meters of drilling will be completed before the rainy season.

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Presently negotiating acquisition of new research permits.

September 20, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that a new copper mineralized zone has been identified on its properties in the Democratic Republic of Congo (DRC). This zone is just two kilometers away from the center of our already identified main zone that was outlined using the IRIS remote sensing survey. Several samples have been taken all of which contain substantial visible copper mineralization. These samples will be assayed shortly. This zone is being mapped and interpreted by our geological team and will be incorporated into our forthcoming 5,000 meter drill program.

Our previously announced 5.000 meter drill program will be completed before the rainy season and we anticipate starting our drilling campaign in early October. The previously announced, mid September start date has been revised to early October due to drill availability. An airborne geophysical survey is well under way and should be completed in the next two weeks, with final interpretation shortly thereafter.

Jean Luc Roy, President of El Nino states: “I am presently in the DRC (Congo) and very pleased with the progress we are making in the field. Despite a minor delay in the start of our drill program we will be able to meet our objective of completing 5,000 meters before the rainy season. The new copper zone identified is visually very impressive and I look forward to incorporating it into our drill program plans. I am also actively seeking new acquisitions in the DRC while I am here and I will report back on this matter in the near future.”

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc.

On Behalf of the Board of Directors Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninooventures.com Or visit: www.elninooventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.